POLYMEDIX, INC.
CODE OF ETHICS
AND
BUSINESS CONDUCT
GUIDELINES
PolyMedix, Inc.
Code of Ethics and Business Conduct Guidelines

Dear Fellow Employee:
          The most highly regarded companies are praised for the conduct of their employees and their business practices, as well as for their financial results.
          This PolyMedix, Inc. “Code of Ethics and Business Conduct Guidelines” outlines the high ethical standards that we support and details how employees should conduct themselves when dealing with fellow employees, customers, suppliers, competitors and the public at large. I ask that you read the Code carefully and refer to it often for guidance. It is your personal responsibility to comply with it in all respects. While laws and business customs may vary from state to state, our common goal is to follow a strong ethical code in all places and in all circumstances.
          Honesty, integrity and a commitment to high standards of ethical and moral conduct are core values of PolyMedix. I know I can count on you to adhere to these standards and to continue to build the fine reputation of our business.
Sincerely,
Nicholas Landekic
President and Chief Executive Officer
PolyMedix, Inc.
Code of Ethics and Business Conduct Guidelines

TABLE OF CONTENTS

INTRODUCTION	1

Employee Responsibilities	1

Management Responsibilities	1

GUIDING PRINCIPLES	3

CONFLICT OF INTEREST GUIDELINES	5

General	5

Specific Guidelines	5
1. Gifts and Contributions	5
2. Loans	6
3. Purchase or Sale of Goods and Services	6
4. Direct or Indirect Business Interests	6
5. Association with Competitors, Suppliers, or Customers	6
6. Non-Company Service and Income	6
7. Outside Employment	7
8. Use of Company Personnel or Property	7
9. Insider Trading	7
10. Misappropriation of Business or Investment Opportunities	7
11. Illegal or Unethical Payments, Gifts, Bribes, or Gratuities; Accuracy of Company Records	7
12. Personal Responsibility	8

OTHER LAWS AND REGULATIONS	10

1. Compliance with Laws	10
2. Scientific Integrity	10
3. Health Information	10
4. Restraint of Trade, Unfair Competition and Discriminatory Practices Guidelines	11
5. Environmental Protection and Employee Occupational Health and Safety Guidelines	12
6. Product Quality and Safety Guidelines	12
7. Protecting Confidential Business Information Guidelines	13
8. Government Contracts Guidelines	13
9. Export Control Guidelines	13
10. Political Contributions Guidelines	14
11. Foreign Economic Boycott Guidelines	14
12. Competitive Information Guidelines	14
13. Alcohol and Drug Abuse Guidelines	14
14. Harassment Guidelines	15
15. Workplace Violence and Weapons	15
16. Equal Opportunity Guidelines	15
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THE BUSINESS ETHICS COMMITTEE	17

CONFIRMATION OF COMPLIANCE AND REPORTING	18

DISCIPLINE	19

CODE OF ETHICS FOR CEO AND CFO	20

BUSINESS ETHICS COMMITTEE PROCEDURES FOR REPORTING AND INVESTIGATING COMPLAINTS	22

1. Coverage	22
2. Responsibility	22
3. Investigation Procedures	22
4. Business Ethics Committee Review	23
5. Appeal	23
6. Record Keeping And Retention	23
7. Regular Reporting	23
8. No Discrimination or Retaliation	24
9. Confidentiality	24

NOTICE	1
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CODE OF ETHICS AND BUSINESS CONDUCT GUIDELINES
INTRODUCTION
PolyMedix, Inc. is committed to maintaining the highest business ethics and standards. In order to preserve the integrity of PolyMedix’s business and the manner in which we are perceived by co-workers, customers, shareholders, suppliers, competitors and the communities in which we live and work, it is imperative that each employee conduct his or her business and personal affairs in compliance with the PolyMedix Code of Ethics and Business Conduct Guidelines.
This document contains PolyMedix’s Code of Ethics and Business Conduct Guidelines (collectively referred to as the “Code”). The Code discusses ethical and legal principles that must guide all PolyMedix employees in their work. In order to be useful, this booklet should be kept handy and reviewed from time to time. However, the Code does not cover every possible situation that may arise, and is not intended to provide final answers in all matters. General questions or issues regarding the Code may be discussed with your supervisor, the Chief Executive Officer (“CEO”), any member of the Business Ethics Committee, or the “Designated Compliance Officer”, designated herein. All questions of interpretation of the Code, though, should be directed to the Designated Compliance Officer. This Code is applicable to all directors, officers, employees and agents of PolyMedix, its subsidiaries and controlled affiliates regardless of location (collectively referred to as the “Company”).
Employee Responsibilities
Ethics and behavior are individual responsibilities. High standards of behavior are expected of all employees, regardless of position or location. No supervisor has the authority to require or permit conduct that is in violation of the Code or any law.
Management Responsibilities
All employees with supervising authority are responsible for seeing that Company policies are followed. Every such person is responsible for communicating Company policies to his or her employees, including those dealing with legal and ethical behavior. People in a supervisory position also are responsible for maintaining a work environment where constructive, frank, and open discussion is encouraged and expected, without fear of retaliation. Employees are assured of being able to raise questions and bring forward issues regarding the Code of Business Ethics, or claims of violation of the Code, without concern of retribution.
The CEO of the Company and management at all levels throughout the Company are responsible for ensuring adherence to the Code and for ensuring that there is appropriate ongoing employee communication, guidance, and training.
Management, and in particular the CEO and CFO, are required to timely raise any material violations or exceptions made under this code to the Chairman of the Audit Committee. This is clearly implied in every provision of this document wherein the authority for approval rests with the CEO, CFO or Designated Compliance Officer. No level of the organization has the authority to approve or make exceptions for its own actions except for the Board of Directors. Such approval or
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Code of Ethics and Business Conduct Guidelines

exception for any individual or group of individuals must be sought and acquired by a higher level of authority, up to and including the Board of Directors.
     Any assertion of a Code violation made against either the CEO, CFO or Designated Compliance Officer must be brought to the attention of the Chairman of the Audit Committee of the Board of Directors by personnel with this information. Such reporting is to occur as soon as possible and without consideration of extenuating.
PolyMedix, Inc.
Code of Ethics and Business Conduct Guidelines

GUIDING PRINCIPLES
•	Each member of the Company will take responsibility for his or her actions, exemplify the highest standards of honesty, integrity, and professional conduct in his or her work, and will always act in a legal and ethical manner.

•	Each member of the Company will relentlessly pursue innovation, foster creativity, and continuously expand our technological capabilities. Everything each member of the Company does will be directed toward quickly translating our technological capabilities into commercially successful products. Each member of the Company will provide strong leadership and skilled management.

•	Each member of the Company will strive to work as productively and efficiently as possible. Everyone will dedicate themselves to better understanding the Company’s business, to use financial resources wisely, to continuously improve our capabilities and operating procedures, and to be thorough and objective in our approach to decision making.

•	The Company will strive to be bold and creative in its business plans and will continuously seek ways to shorten development times, reduce costs, and increase profitability. However, product quality and safety will never be compromised for time or profits.

•	The Company is responsible to its employees. Each member of the Company will treat all employees with respect and dignity, recognize their merit, and be committed to their professional growth. Each member of the Company will show respect to their colleagues and their opinions. The Company will strive to make it a fun and enjoyable place for all to work. Employees must feel free to make suggestions and complaints. The Company will provide responsive management, and management’s actions must be just and ethical. The performance of the Company and all employees will be evaluated on a periodic basis, and superior performance will be recognized.

•	Each member of the Company will foster teamwork and work with all employees, subordinates, peers and superiors. Each member of the Company will support one another, communicate openly, civilly and honestly, and create an environment which encourages constructive criticism and identification of needed improvements.

•	The Company will have a clear strategic focus and be diligent and persistent in the pursuit of its long-term objectives. In the short term, the Company will be adaptable and tactical in order to quickly seize new opportunities and adapt to changing environments.

•	To achieve its objectives, the Company will run its business by developing operating and financial plans, continually reviewing and improving the plans, and prioritizing goals. Active participation in defining goals and objectives will be encouraged and expected at all levels. The Company encourages delegation of authority, responsibility, and accountability, as well as calculated risk-taking and decision-making.
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Code of Ethics and Business Conduct Guidelines

•	Each member of the Company is responsible to the Company’s stockholders and each person will respect his or her fiduciary responsibilities. No one will do anything to damage the reputation or credibility of the Company or any of its employees, partners or investors.
•	The Company will invest in research, and develop innovative programs responsibly. The Company will operate in fiscally prudent ways to strive for profitability.
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Code of Ethics and Business Conduct Guidelines

CONFLICT OF INTEREST GUIDELINES
General
The Company is committed to conducting its business in accordance with the highest ethical standards and has adopted the ethical principles set forth below as corporate policy. It is the Company’s policy that no director, officer, or employee should place himself or herself in a position where his or her actions, personal interests, or the activities or interests of those for whom he or she acts are in conflict with the interests of the Company. Moreover, each director, officer and employee must hold the interests of the Company paramount and not exploit the Company or any of its directors, officers or employees for personal gain. The purpose of the Conflict of Interest Guidelines is to assist the Company and its directors, officers, and employees in avoiding situations in which personal activities and financial affairs may conflict with their responsibility to act in the best interests of the Company. There is no intent to invade individual privacy, but rather to identify possible problems or areas of concern that could be resolved if known.
There may well be cases in which an apparent conflict of interest is more theoretical than real, but it is important to resolve such cases promptly. In cases of doubt, for the protection of both the Company and the individual, the director, officer or employee should fully disclose the nature of the proposed conduct or transaction before it is undertaken. See page 16: “Confirmation of Compliance and Reporting” below.
Some actions under the Conflict of Interest Guidelines require the prior approval of the Company. This approval means the written consent of the Designated Compliance Officer.
Specific Guidelines
1.	Gifts and Contributions

Directors, officers or employees, or any member of their immediate families or household:
•	are not to give or accept, directly or indirectly, gifts, contributions or prizes of more than $25.00 which are in any way connected with the business of, or matters involving, the Company;

•	are prohibited from soliciting gifts, contributions, gratuities, services or kickbacks from suppliers or customers of the Company regardless of their value;

•	may not accept the use of customer or supplier property, airplane transportation or trips (including trips sponsored by customers or suppliers) without the prior approval of the Designated Compliance Officer;

•	are not to give or accept, directly or indirectly, entertainment in excess of usual and reasonable limits that are a normal and acceptable part of regular business activity. For example, tickets to sporting or other events, lunches, dinners, golfing dates and entertainment may be accepted if appropriate and consistent with normal business customs.
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Code of Ethics and Business Conduct Guidelines

2.	Loans

Directors, officers or employees, or members of their immediate families or household, may not loan money to, or borrow money from, individuals or concerns that do business with or compete with the Company, except transactions with banks and other financial institutions in accordance with normal business practices, or as otherwise both in good faith and fully disclosed to, and approved by, the Company.

3.	Purchase or Sale of Goods and Services

Directors, officers, or employees, or members of their immediate families or household, may not benefit personally from any purchase by or sale to the Company of goods or services or derive personal gain from transactions involving the Company, including the sale or lease of real or personal property, except when that transaction and the personal interest involved have been fully disclosed to and approved by the Company.

4.	Direct or Indirect Business Interests

Directors, officers or employees, or members of their immediate families or household may not have any direct or indirect interest in any enterprise which competes with the Company or which has current or prospective business with the Company when that individual may be able to influence such business with the Company, except when the interest has been fully disclosed to and approved by the Company. Ownership of or interest in publicly traded securities that is not in excess of one percent (1%) of the securities of that corporation is not subject to this paragraph.

5.	Association with Competitors, Suppliers, or Customers

Directors, officers or employees, or members of their immediate families or household, without the prior disclosure to and approval of the Company, may not (i) work for, serve as a director or officer of, or provide services to, a customer, supplier, service provider or competitor of the Company, or a customer of the Company’s customer, or (ii) be a partner of, or investor with, any individual or organization, or an employee of an organization, that is the Company’s customer, supplier, service provider or competitor, or that is a customer of the Company’s customer.

6.	Non-Company Service and Income

An officer of the Company, a vice president or a general manager of the Company shall not serve as an officer, director, employee, partner, trustee or consultant of or receive salary, fees, dividends, or other income (except dividends and interest from publicly traded securities or other similar investments) from any enterprise other than the Company, unless that relationship has been fully disclosed to the Designated Compliance Officer. It is not necessary to disclose service as an officer or a director of a not-for-profit enterprise.
PolyMedix, Inc.
Code of Ethics and Business Conduct Guidelines

7.	Outside Employment

Employees should recognize that their position with the Company must be their primary employment. Any outside employment, investment or other source of income must be secondary and subordinate to their position with the Company, and must not interfere in any way with the performance of their duties as a Company employee. Any such relationships must be disclosed to the Company prior to accepting or commencing any outside employment. The Company shall, in its sole discretion, determine whether any employment relationship is prejudicial to its interests and is contrary to these guidelines.

8.	Use of Company Personnel or Property

Directors, officers and employees shall not use or permit others to use the Company’s employees or its property for personal purposes.

9.	Insider Trading

No person affiliated with the Company may directly or indirectly effect securities transactions on the basis of “insider information” until that information has been fully disseminated to the public. Insider information is any information about a company or its business about which an employee may learn in connection with his or her employment, which is not generally known to the public, and which could affect a decision to buy, sell or hold the stock of a company. For example, this policy would preclude the purchase of stock in an unaffiliated company in which the Company is considering an investment or some other business arrangement. In addition, the disclosure of such inside information to persons outside the Company is strictly forbidden. A separate, more detailed policy statement is provided in the Employee Handbook and a separate, more detailed policy is provided directly to officers and directors.

10.	Misappropriation of Business or Investment Opportunities

Directors, officers and employees are prohibited from taking direct or indirect advantage of any business opportunity which is received by them in which the Company may be interested, unless such opportunity has been presented for consideration by or to the Company, has been rejected, and such activity is not prohibited under paragraphs 4 through 7 above. In this event, full disclosure, in writing, is required.

11.	Illegal or Unethical Payments, Gifts, Bribes, or Gratuities; Accuracy of Company Records
(a)	The Company’s policy is to comply strictly with the United States Foreign Corrupt Practices Act of 1977. The Act prohibits payments or offers of payments of anything of value to foreign officials, political parties or Candidates for foreign political office in order to secure, retain or direct business. Payments made indirectly through an intermediary, under circumstances indicating that such payments would be passed along for prohibited purposes, are also illegal.
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Code of Ethics and Business Conduct Guidelines

(b)	Employees must record and report information accurately and honestly. This includes accurate reporting of time worked, business expenses incurred, research test results, revenue, and costs, and other business related activities. All Company records are subject to audit, and financial records should be maintained in accordance with generally accepted accounting principles.
Dishonest reporting, either inside or outside the Company, will not be tolerated. This includes reporting or organizing information in an attempt to mislead or misinform. No entry shall be made on the Company’s books and records that intentionally hides or disguises the true nature of any transaction.

A director, officer or employee may not establish, for any purpose, an unauthorized, undisclosed or unrecorded fund or asset involving the Company’s money or other assets.

A director, officer or employee may not allow transactions with a supplier, agent, customer or other third party to be structured or recorded in a way that is not consistent with generally accepted business practices.

12.	Personal Responsibility

It is essential that the Company ensures prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since directors, officers and employees cannot anticipate every situation that will arise, it is important to have guidelines on how to approach a new question or problem. These are the steps to keep in mind:
•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

•	Seek help from Company resources. If you believe that it is not appropriate to discuss an issue with your supervisor, or you do not feel comfortable approaching your supervisor with your question, discuss it with the Designated Compliance Officer.
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Code of Ethics and Business Conduct Guidelines

•	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against employees. You should report your suspected ethical violations to the Designated Compliance Officer.

•	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.
PolyMedix, Inc.
Code of Ethics and Business Conduct Guidelines

OTHER LAWS AND REGULATIONS
1.	Compliance with Laws

The Company’s business operations are highly regulated therefore a variety of laws apply to the Company and its operations, and some carry criminal penalties. These laws include, among others, regulation of the development, manufacturing and distribution of drugs or biological products, securities laws, antitrust laws and state laws relating to duties owed by corporate directors and officers. As a biotechnology company, our commitment to quality and regulatory compliance must be absolute. The Food and Drug Administration in the United States and its counterparts in other countries monitor our activities closely. We must fully and strictly comply with their requirements, as well as with the requirements of other regulators at all levels of government. Examples of criminal violations of the law include: misrepresenting products; stealing, embezzling, misapplying corporate or bank funds, using threats, physical force or other unauthorized means to collect money; making a payment for an expressed purpose on the Company’s behalf to an individual who intends to use it for a different purpose; or making payments, whether corporate or personal, of cash or other items of value that are intended to influence the judgment or actions of political candidates, government officials or businesses in connection with any of the Company’s activities. The Company must and will report all suspected criminal violations to the appropriate authorities for possible prosecution, and will investigate, address and report, as appropriate, non-criminal violations.

Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built. All directors, officers, and employees must obey the laws of the United States and the cities and states in which we operate. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors.

2.	Scientific Integrity

Research integrity is fundamental to the scientific process and to the Company’s ability to bring novel products to market. All research and development must be conducted according to applicable laws and regulations and to the generally accepted ethical standards of the scientific community. Scientific misconduct, such as fabrication, falsification or plagiarism in proposing, conducting or reporting research, selectively disclosing only certain experimental results (“cherry picking”), partially disclosing experimental results, or not fully and completely disclosing all data and experimental results, disregards the intellectual contributions and property of others, impedes the progress of research and corrupts the scientific record. It is prohibited.

3.	Health Information

The Company is involved in performing health-related research. In this capacity, we could, from time to time, possess individually identifiable health information about a study subject’s medical condition, medical history and/or treatment. It is our policy to safeguard the confidentiality of such information as required by law.
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Code of Ethics and Business Conduct Guidelines

If your job responsibilities allow you access to personal information about any person (including study subjects), you are expected to comply with all applicable laws and regulations and with our policies and procedures established for the protection of such information, as well as any standards required by contract. If you have any questions, contact the Designated Compliance Officer.

4.	Restraint of Trade, Unfair Competition and Discriminatory Practices Guidelines

The Company is committed to free and open competition in the marketplace. Strict adherence by all employees and directors to the letter and spirit of the antitrust laws of the United States and with the competition laws of any other country or group of countries that are applicable to its business is absolutely required. No employee or director should assume that the Company’s interest ever requires any other course of conduct.

It is the Company’s policy that no employee or director shall:
(a)	Agree or attempt to agree with a competitor of the Company (whether orally or in writing) with respect to any of the following: prices, terms of sale (including discounts, credit terms or freight allowances); amount of production; division of markets, sales territories or customers; or the boycotting of transactions with third parties. Further, no discussion or exchanges of information regarding such matters, including exchanges through trade associations, should take place with competitors or their representatives.

(b)	Agree or attempt to agree with a customer on its resale price, imply that such resale price is a condition of the sale or the receipt of a discount or advertising allowance, or discuss with or imply to a customer that the Company will attempt to influence the resale pricing of another customer. Any customer or territorial restrictions to be imposed on a customer must be discussed with the CEO and/or Board of Directors prior to implementation.

(c)	Sell any product on the condition, understanding or agreement that the customer must purchase another product from the Company.

(d)	Sell products of like grade and quality to competing customers at different prices during the same time period, unless a statutory exception applies.

(e)	Provide promotional payments, services or allowances to competing customers on other than proportionally equal terms, except where a statutory exception applies.

(f)	Induce a vendor to sell a product or service to the Company at what the employee knows or has reason to know is an illegal price.

(g)	Make false or misleading remarks about other companies, their services or products, including the Company’s competitors.
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Code of Ethics and Business Conduct Guidelines

5.	Environmental Protection and Employee Occupational Health and Safety Guidelines

The Company is committed to protecting the environment and complying with all applicable public health and environmental laws and regulations.

Federal, state and local environmental laws regulate the emission of pollutants into the atmosphere, the discharge of pollutants into surface and ground waters, and the handling and disposal of wastes. Important federal laws in this area include the Resource Conservation and Recovery Act, which establishes a system for “cradle to grave” management of hazardous wastes and the Clean Air and Clean Water Acts, which extend broad protection to air and water resources.

To meet the Company’s environmental standards, every facility is required to be in compliance with all public health and environmental laws pertaining to its operations. Every facility is expected to maintain an open dialogue with local communities on the nature and hazards, if any, of the materials that it manufactures or handles as required by applicable environmental laws or regulations. The Company’s policy is to participate actively with government authorities, industry groups, and the public in promoting community awareness and emergency response programs to deal with any potential hazards associated with Company products, materials, or facilities.

The Company has a vital interest in providing each employee with a safe and healthy work environment. The prevention of occupational accidents and illnesses is a management responsibility. Every person with supervisory duties bears direct responsibility for the safety and health of every employee under his or her direction and for the safe utilization of all physical assets entrusted to his or her care.

The Company also expects and insists that every employee shall always show concern for his or her own safety and that of all fellow employees. This requires each employee to perform his or her duties in a safe manner and in compliance with all relevant safety policies and procedures.

For further information and guidance employees should consult with the Designated Compliance Officer.

6.	Product Quality and Safety Guidelines

The Company’s policy is to conduct business with a high regard for the health and safety of those using its products and, in so doing, strengthen the bond between the Company and its customers. Each employee plays a critical role in ensuring the quality and safety of Company products, from research, clinical trial, and initial design through manufacture, sale and ongoing improvements. In addition, it is the Company’s policy to cooperate with government agencies, industry associations, and recognized authorities involved with the quality and safety of the Company’s products.
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Code of Ethics and Business Conduct Guidelines

7.	Protecting Confidential Business Information Guidelines

The Company has developed confidential business and technical information at considerable expense. Because of this effort, the Company now owns or otherwise possesses valuable confidential business and technical information. Employees and directors must protect the Company’s confidential business and technical information as carefully as they protect the Company’s tangible property. Unauthorized disclosure of this information could destroy its value to the Company and give unfair advantage to others.

To ensure confidentiality of the Company’s confidential information, employees must adhere to the following principles:
•	Employees must not disclose confidential information, either during or after employment, except when authorized by the Company to disclose it to suppliers, customers or others who have entered into confidentiality agreements with the Company.

•	Similar restrictions, usually provided for in contracts, apply to information obtained from the Company’s customers, partners, suppliers, service providers and others who furnish information to the Company on a confidential basis. Employees must not disclose this confidential information, either during or after employment by the Company, except as provided in such contracts.

•	As a condition for employment, employees must sign a “Confidential Information and Proprietary Rights Agreement” which outlines, in detail, the contract made between employee and the Company prohibiting the sharing of confidential and proprietary information with anyone outside the Company.
8.	Government Contracts Guidelines

While contracting with the U.S. Federal Government and state governments offers business opportunities and funding arrangements not normally available elsewhere, the rules and regulations of these unique customers must be observed. Failure to observe them can result not only in loss of contract work and revenue but in civil and/or criminal penalties as well. It is the contractor’s responsibility to learn the applicable regulations in the area of government contracts; in government contracting, ignorance is no defense.

Regulations pertaining to government contracting are complex. Accordingly, the Designated Compliance Officer should be consulted prior to any bid submission or proposal to any government agency or government contractor.

9.	Export Control Guidelines

All exports of commodities and technical data from the United States are controlled by U.S. federal laws and regulations, as are foreign transactions involving the sale of commodities made abroad using technical data or components with U.S. origins. It is the Company’s policy to comply with all applicable U.S. federal export control laws and regulations. No
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exports of commodities or data may proceed without an express determination reviewed by the CEO that all necessary licenses have been obtained and reviewed.

10.	Political Contributions Guidelines

The Company encourages the participation of all employees as private citizens in the electoral process. However, U.S. federal law and many state statutes generally prohibit a corporation from making direct or indirect political contributions of any kind. Included in this prohibition would be transportation or other services provided at a corporation’s expense. All contributions made to a specific individual or entity that are in excess of $2,000 per election cycle must be reported to the Designated Compliance Officer.

11.	Foreign Economic Boycott Guidelines

It is the Company’s policy to comply fully with the U.S. federal government’s laws and regulations relating to foreign economic boycotts. U.S. law prohibits cooperation with certain foreign economic boycotts. In addition, U.S. law prohibits compliance with requests for information or other actions that further prohibits boycotts as a condition to the sale of goods or services and in such cases, requires prompt reporting by the Company of boycott-related requests for information or action from boycotting countries, firms or persons (including requests directed to the Company’s non-U.S. operations). Because boycott-related requests are often difficult to recognize, it is important that employees involved in international transactions consult with the CEO before executing any export certification.

12.	Competitive Information Guidelines

It is good business practice for the Company to gather information about the markets in which the Company does business, including information about the Company’s competitors and their products and services, through business surveys, market studies, competitive analysis and benchmarking. However, to avoid the appearance of improper agreements and understandings with the Company’s competitors, employees and directors should avoid seeking and receiving such information directly from the Company’s competitors. Employees and directors may, however, gather information about the Company’s competitors from other sources, such as published articles, advertisements, publicly distributed brochures, surveys by consultants and conversations with customers.

Employees, directors and officers may accept competitive information only when there is a reasonable belief that both the receipt and use of the information is lawful. Employees, directors and officers must never attempt to acquire a competitor’s trade secrets or other proprietary or confidential information through unlawful or unethical means, such as theft, spying, and disclosures by the competitor’s present or former employees or breach of a competitor’s non-disclosure agreement by a customer or other party.

13.	Alcohol and Drug Abuse Guidelines

The use, possession, sale, distribution or purchase of illegal drugs while at work or on Company business or while on Company premises, including on parking lots and while operating Company owned/leased vehicles, is prohibited.
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Except for lawful consumption of alcohol as permitted at Company-sponsored functions and temporary possession of unopened alcoholic beverages in a vehicle on Company property, the use, possession, sale, distribution or purchase of alcohol while on Company premises, including on parking lots and while operating Company vehicles, is prohibited.

14.	Harassment Guidelines

The Company strives to provide a productive work environment in which all of its employees can contribute at their highest levels. The Company prohibits any behavior that ridicules, belittles, intimidates, threatens or otherwise demeans co-workers or other business partners and competitors. Harassment can include making racist, sexist, or ethnic comments, jokes or gestures or hazing. The Company prohibits harassment based on a person’s race, color, gender, religion, national origin, age, disability, sexual orientation, or any other class protected by applicable law.

The Company prohibits unwelcome sexual conduct or unwelcome sexual overtures to co-workers or business associates. Any behavior that requires or implies that another person’s submission to or rejection of sexual advances will affect that person’s employment is strictly forbidden. This includes hiring, job assignments or duties, compensation, appraisals, promotions or advancements, transfers, training opportunities, disciplinary action, termination or any other conditions of employment or career development. Any behavior that creates a hostile work environment for another that is sexually abusive, demeaning, intimidating, threatening or offensive is also forbidden. This includes requesting sexual favors, engaging in visual, verbal or physical conduct of a sexual nature, displaying sexually suggestive objects or pictures, telling offensive jokes, using sexually suggestive language or sending sexually suggestive emails.

15.	Workplace Violence and Weapons

The Company will not tolerate any threatening or hostile behavior and will take immediate and appropriate action against offenders, up to and including termination and criminal prosecution. Any behavior engaging in assaults, hostile physical contact or intimidation, fighting, verbal threats of physical harm or violence, or any other actions that are threatening, hostile or abusive in nature while on company property or on company business is strictly forbidden. Also, the Company will not tolerate damaging, destroying or otherwise harming the property of the Company, its employees, its business partners, competitors or others.

The Company does not permit employees to carry weapons (even with a permit or license) on company property, in company vehicles when on company property or in personal vehicles while conducting company business. Any tool, supply or other resource used in a manner that implies it is a weapon is also forbidden.

16.	Equal Opportunity Guidelines

The Company recognizes the personal value of every employee. The Company pledges that every employee will be treated with dignity and respect, and will be judged on the basis of his or her qualifications to perform jobs, without regard to race, creed, gender, religion, national
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origin, age, disability, or veteran status or other class protected by applicable law. Employees should report violations of Company policy in this area to the Designated Compliance Officer.
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THE BUSINESS ETHICS COMMITTEE
To ensure that the Code is properly implemented and administered, the Company has established a Business Ethics Committee, composed of members of the Company’s management and consultants. This committee is responsible for ensuring that the Code is properly implemented and administered. The membership of the Business Ethic Committee are as follows:
     Rose McKinley, Designated Compliance Officer
     Nicholas Landekic, CEO
     Edward Smith, CFO
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Code of Ethics and Business Conduct Guidelines

CONFIRMATION OF COMPLIANCE AND REPORTING
At the commencement of employment, each employee is required to confirm that he or she has read the Code and that he or she understands that compliance with the specific guidelines that are part of the Code is required during the term of employment. Thereafter, certain employees may be asked to reconfirm the statements regarding the Code and other related Company policies, which they made at the commencement of employment.
At the commencement of employment, employees are also required to disclose to the Company any conflicts of interest they may have with the Company under the Conflict of Interest Guidelines described in the Code. In the event of conflicts that arise after the commencement of employment, employees are required to disclose such conflicts in accord with established Company procedures.
Every employee is expected to report any violation of the Code or any applicable law of which he or she becomes aware. Employees who make reports in good faith regarding another employee’s violation need have no fear of retaliation and the Company will ensure that any allegations are investigated and reviewed in the strictest possible confidence consistent with the particular situation.
Except as otherwise specifically set forth herein, employees who know of, or reasonably suspect, violations of the Code must report them to the Designated Compliance Officer. To the extent the alleged violation involves the CEO, CFO or the Designated Compliance Officer, either directly or in concert with another action, the employee is expected to report such violation directly to the Chairman of the Audit Committee of the Board of Directors.
PolyMedix, Inc.
Code of Ethics and Business Conduct Guidelines

DISCIPLINE
The Code is very important to the Company. Failure to comply with the standards outlined herein and all policies referred to herein will result in disciplinary action, ranging from a reprimand to dismissal. Disciplinary action will be taken against:
•	Any individual who violates the Code or pertinent law;

•	Any individual who deliberately withholds relevant information concerning a violation of the Code or pertinent law;

•	The violator’s manager or supervisor to the extent that the circumstances of the violation reflect participation in the violation, or lack of diligence;

•	Any individual who retaliates, directly or indirectly, or encourages others to do so, against an employee who reports a Code, policy or law violation; and

•	Any individual who knowingly falsely accuses another individual of a Code, policy or law violation.
PolyMedix, Inc.
Code of Ethics and Business Conduct Guidelines

CODE OF ETHICS FOR CEO AND CFO
The Company has a Code of Business Conduct and Ethics applicable to all directors and employees of the Company. The CEO and CFO are bound by the provisions set forth therein relating to ethical conduct, conflicts of interest and compliance with law. In addition to the Code of Business Conduct and Ethics, the CEO and CFO are subject to the following additional specific policies:
1.	The CEO and CFO are responsible for full, fair, accurate, timely and understandable disclosure in the required periodic reports to be filed with the SEC by the Company. Accordingly, it is the responsibility of the CEO and CFO to bring to the attention of the Chairman of the Audit Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Audit Committee in fulfilling its responsibilities as specified in the its charter.

2.	The CEO and CFO shall promptly bring to the attention of both the Business Ethics Committee and the Board of Directors any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

3.	The CEO and CFO shall promptly bring to the attention of the Board of Directors and to the Business Ethics Committee any information he or she may have concerning any violation of the Company’s Code of Business Conduct and Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

4.	The CEO and CFO shall promptly bring to the attention of the Board of Directors and to the Business Ethics Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of the Code or of these additional procedures.

5.	The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code or of these additional procedures by the CEO and CFO. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code and to these additional procedures, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board), or termination of the individual’s employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take
PolyMedix, Inc.
Code of Ethics and Business Conduct Guidelines

into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.
PolyMedix, Inc.
Code of Ethics and Business Conduct Guidelines

BUSINESS ETHICS COMMITTEE PROCEDURES FOR REPORTING AND INVESTIGATING COMPLAINTS
1.	Coverage

These procedures cover complaints involving (1) accounting matters; (2) internal accounting controls; (3) auditing matters; (4) financial reporting; (5) public disclosure obligations; (6) alleged violations of federal securities laws; (7) alleged violations of any provisions of federal law relating to fraud against shareholders; and (8) allegations of discrimination or retaliation for providing information to a federal regulatory or law enforcement agency, a member of Congress or any Committee of Congress, or to a supervisor concerning conduct which the employee reasonably believes constitutes a violation of securities laws or any provision of federal law relating to fraud against shareholders. Complaints may be made directly to the Designated Compliance Officer or, in the case of a complaint against either the Designated Compliance Officer, the CEO or the CFO, directly to the Chairman of the Audit Committee of the Board of Directors. This individual will be designated as the “investigator” and will be responsible for deposition, documentation and reporting. Should the Chairman of the Audit Committee become involved due to an allegation made against the Designated Compliance Officer, the CEO, CFO or Designated Compliance Officer it is the responsibility of the Chairman of the Audit Committee to keep the rest of the Board of Directors fully informed of the issue and its status.

2.	Responsibility

The Designated Compliance Officer shall have the responsibility for investigating complaints covered by these procedures. In this capacity, the Designated Compliance Officer acts under the authority and direction of the Business Ethics Committee. The results of any investigation must be reported to the Business Ethics Committee for review and final determination. The Designated Compliance Officer, with the approval of the Business Ethics Committee, may retain for assistance or delegate responsibility for an investigation to outside professionals or experts. In the event a complaint involves or implicates the CEO, the Designated Compliance Officer and/or members of his/her staff, or the CFO, then an independent investigator must be retained by the Business Ethics Committee and/or the Board of Directors to conduct the investigation.

3.	Investigation Procedures

Upon receipt of a complaint, the Designated Compliance Officer (or other designee) shall promptly investigate the matter. Employees involved in the investigation as witnesses or who otherwise assist in the investigation shall be required to maintain confidentiality.

Upon the conclusion of the investigation, the Designated Compliance Officer (or other designee) shall provide a report and recommendation to the Business Ethics Committee. The report shall set out the specifics of the complaint, the steps taken in the investigation, the factual findings, and the recommendations for corrective action. The Business Ethics Committee and Board of Directors, as appropriate, shall also be provided documents, interview notes, or other materials necessary to reach an informed decision about the subject matter of the complaint.
PolyMedix, Inc.
Code of Ethics and Business Conduct Guidelines

4.	Business Ethics Committee Review

The Business Ethics Committee (or Board of Directors, as appropriate) shall promptly review the findings and recommendations of the Designated Compliance Officer (or other designee). In its discretion, the Business Ethics Committee may seek such additional advice and counsel including outside professionals and experts, as it deems necessary before reaching a final decision concerning the complaint and appropriate corrective action.

5.	Appeal

Any employee who has made a complaint or who has been the direct subject of an investigation under these procedures may request reconsideration by submitting a written request to the Business Ethics Committee stating the reasons for the employee’s disagreement with the Committee’s final determination. This request must be made no later than 30 days after the employee is informed that the investigation has been concluded. The Business Ethics Committee shall review and consider the written submission by the employee and shall determine if, in its view, the points raised require further action (e.g., alteration of the decision, additional investigation) or no further action. With respect to the CEO or CFO, such appeal must be made directly to the Board of Directors.

6.	Record Keeping And Retention

The Designated Compliance Officer shall establish a procedure for maintaining a record of complaints made under these procedures. This record shall contain general identifying information showing the date of the complaint, the person complaining (if applicable), the general subject matter of the complaint, the date of the the Designated Compliance Officer’s report and recommendation, the date of the Business Ethics Committee Review and final determination, and disposition.

A confidential file shall be maintained for each complaint and investigation. The confidential file shall be maintained in a secure location with access limited only to the Designated Compliance Officer and Business Ethics Committee. All file materials shall be retained for five (5) years and then discarded, except as otherwise required by law or court order or where relevant litigation is pending. Any files opened on a network or data base system involving the subject matter of the complaint must be password protected with access limited to the Designated Compliance Officer or Business Ethics Committee.

7.	Regular Reporting

The Designated Compliance Officer shall notify the Business Ethics Committee of all complaints. The Chairman of the Committee of the Board shall notify the Board of all complaints against the CEO, CFO or the Designated Compliance Officer, and any other complaints that in the Chairman’s reasonable judgment should be shared with the Board of Directors.
PolyMedix, Inc.
Code of Ethics and Business Conduct Guidelines

8.	No Discrimination or Retaliation

There shall be no discrimination or retaliation against any employee for bringing a complaint under these procedures or against any person for participating in the investigation. Violations of this policy will result in severe sanctions up to and including dismissal.

9.	Confidentiality

Where a direct complaint is made, the Designated Compliance Officer and the Business Ethics Committee will treat the matter as confidential to the fullest extent possible consistent with the need to investigate. Absolute confidentiality, however, cannot be guaranteed because the very fact of conducting an investigation may lead employees or other persons to reach conclusions of their own.

Anyone involved in an investigation under these procedures will be informed of their obligation to maintain confidentiality and will be asked to sign an acknowledgment of this obligation.

10.	Procedures for Submitting Confidential, Anonymous Complaints Regarding Accounting and Auditing Matters

Any employee who reasonably believes that there has been a material violation of this Code caused by questionable financial, accounting or auditing matters has the right to submit a confidential, anonymous complaint to the Designated Compliance Officer The complaint should be made in written form and provide sufficient information so that a reasonable investigation can be conducted.
PolyMedix, Inc.
Code of Ethics and Business Conduct Guidelines

NOTICE
This Code of Ethics and Business Conduct Guidelines is not an employment contract in any form, although adherence to these standards is a condition of employment. This Code does not give you rights of any kind, and may be changed by the Company at any time without notice. Employees of PolyMedix, Inc. must understand that there is no fixed duration and there are no fixed terms or conditions to the employment relationship. Employees can terminate their employment whenever they wish and for whatever reason they might have with or without notice, just as PolyMedix can terminate their employment or change the terms and conditions of their employment at any time and for any reason or no reason, with or without cause, and with or without notice, unless the employment is covered by a collective bargaining agreement. This is known as employment-at-will. This at-will employment relationship may not be modified except in a written agreement signed by the employee and an authorized representative of PolyMedix that employs the employee, and with concurrence from the Company’s Legal Counsel.

October ___, 2006

BUSINESS ETHICS COMMITTEE:

Designated Compliance Officer	Rose McKinley

Chief Executive Officer	Nicholas Landekic

Chief Financial Officer	Edward Smith
PolyMedix, Inc.
Code of Ethics and Business Conduct Guidelines

CERTIFICATION
The undersigned hereby certifies to PolyMedix, Inc. that he/she has read and understands and agrees to comply with the Company’s Code of Ethics and Business Conduct Guidelines, a copy of which has been retained by the undersigned.

Signature:

Name: (please print)

Date:

PolyMedix, Inc.
Code of Ethics and Business Conduct Guidelines